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    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 7, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)

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                         GETTY PETROLEUM MARKETING INC.
                           (Name Of Subject Company)

                         GETTY PETROLEUM MARKETING INC.
                       (Name Of Person Filing Statement)

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title Of Class Of Securities)

                                  374292 10 0
                     (CUSIP Number Of Class Of Securities)

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                                 LEO LIEBOWITZ
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         GETTY PETROLEUM MARKETING INC.
                              125 JERICHO TURNPIKE
                            JERICHO, NEW YORK 11753
                                 (516) 338-6000

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

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                                    COPY TO:
                            MARC D. BASSEWITZ, ESQ.
                                LATHAM & WATKINS
                       233 SOUTH WACKER DRIVE, SUITE 5800
                            CHICAGO, ILLINOIS 60606
                                 (312) 876-7700

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 7 is hereby amended to add the following:

         SUBJECT COMPANY NEGOTIATIONS. On the afternoon of December 4, 2000, the Company received a letter from United Sub and United Sub issued a press release related to that letter. The letter and press release reiterated United Sub's December 1 demand for reimbursement of $3 million as a condition to submitting a formal offer. Nonetheless, after the Company and its advisors reviewed the letter and the press release, the Company and its advisors held further discussions with United Sub's advisors.

         Although United Sub did not at that time submit a formal written offer for consideration by the Company's Board, as a result of those discussions, several hours later United Sub's advisors provided the Company with (1) a copy of a commitment letter from United Sub's financing source and (2) a draft merger agreement in a form United Sub was purportedly prepared to sign, specifically marked against what the Company provided to United Sub on November 16, 2000 (which itself was the same as the Lukoil Merger Agreement in all material respects). After the Company and its advisors reviewed the commitment letter, the Company and its advisors held yet further discussions with United Sub's advisors regarding the terms and conditions of United Sub's potential proposal. During those discussions, the Company's advisors expressed to United Sub's advisors the Company's concern that the commitment letter contained a substantial number of conditions precedent that were beyond the control of the Company to satisfy or that were subject to satisfaction only in the sole discretion of the financing source.

         On the morning of December 5, 2000, the Company's Board met. The Company's legal and financial advisors briefed the Board with respect to the discussions with United Sub, including the terms of the documents United Sub's advisors had provided. The Company's legal advisors again advised the directors of their statutory duties under Maryland law and the Company's contractual obligations under the Merger Agreement with Lukoil. After discussion of the terms and conditions of United Sub's potential proposal, including United Sub's demand for reimbursement of $3 million as a condition to submitting a formal offer, the Board instructed its advisors to continue discussions with United Sub and adjourned the meeting until later in the evening.

         Throughout the day on December 5, 2000, the Company's advisors continued discussions with United Sub and its advisors. Late in the day, the Company had a discussion with United Sub's financing source and its financing source's counsel regarding the terms and conditions of the commitment letter. Shortly before the Board reconvened at 8:00 p.m., United Sub retracted its December 1 demand for reimbursement of $3 million as a condition to submitting a formal offer. United Sub's advisors then delivered a letter to the Board setting forth the terms of a merger proposal which included a purchase price proposal of approximately $5.65 per Share after payment of the break-up fees and expenses which would be due to Lukoil Americas as a result of the termination of the Merger Agreement - the same merger consideration as stated in United Sub's December 4 press release. After further consultation with its outside counsel and financial advisors and lengthy discussions, the Board concluded that it could not determine that it had received a "Superior Company Proposal" (as defined in the Merger Agreement) from United Sub. In reaching this conclusion, the Board considered a number of factors including, without limitation, the following:

- The transaction with Lukoil Americas and its subsidiary is fully financed and is substantially more likely to close - the Offer was scheduled to close, subject to its terms and conditions, as early as Friday, December 8, 2000. Under the transaction with Lukoil Americas and its
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     subsidiary, the Company's stockholders would receive payment for their
     Shares not only on a date earlier than they would pursuant to a transaction with United Sub, but also, in the opinion of its advisors, with greater certainty.

- The advice of the Company's advisors that United Sub's financing, as set forth in its unsigned commitment letter, had substantial risks associated with its completion. The Company's advisors informed the Board that United Sub and its advisors had not provided (1) sufficient assurances that all of these issues were capable of being resolved or (2) sufficient or complete assurance that the proposed acquisition of the Company by United Sub would not trigger a default under the terms of United's public debt indenture.

- United Sub's and its financing source's continued insistence on a 90% minimum condition to United Sub's tender offer raised substantial additional risk that any holder(s) of a significant amount of the Company's stock could effectively block the completion of United Sub's proposal.

- The risk that deeming United Sub's merger proposal a "Superior Company Proposal" could jeopardize the chances that Lukoil's Offer would remain available, potentially leaving stockholders with no transaction or opportunity to sell their Shares at a premium.

         In view of these and other factors considered in connection with its evaluation of United Sub's proposal, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its conclusion.

         The Board continues to recommend that the Company's stockholders tender their Shares pursuant to Lukoil's Offer. Lukoil's Offer is scheduled to expire, subject to its terms and conditions, at 12:00 Midnight, New York City time, on Friday, December 8, 2000.

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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2000

                                          GETTY PETROLEUM MARKETING INC.

                                          By: /s/ LEO LIEBOWITZ
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                                            Leo Liebowitz
                                            Chairman and Chief Executive Officer